Monica J. Shilling
September 3, 2010	Member of the Firm d 310.284.4544 f 310.557.2193
United States Securities and Exchange Commission Division of Investment Management 100 F Street, N.W. Washington, D.C. 20549 Attention: Christian T. Sandoe, Senior Counsel	mshilling@proskauer.com www.proskauer.com
Re:
Ares Capital Corporation (File No. 333-165585)

Dear Mr. Sandoe:

Ares Capital Corporation (the "Fund") has today filed Amendment No. 1 to its registration statement filed on Form N-2 on March 19, 2010 (the "Registration Statement"). The amendment sets forth the responses to the comments of the Staff of the Division of Investment Management (the "Staff") contained in your letter dated April 16, 2010 relating to the above-referenced filing.

Set forth below are the comments of the Staff contained in the Staff's letter and immediately below each comment is the response with respect thereto and, where applicable, the location in the relevant filing of the requested disclosure. Responses to comments given in one section are applicable to other sections of the Registration Statement that contain similar disclosure.

PROSPECTUS

1.
As described in the Fund's 8-K filed on April 1, 2010, the merger transaction between the Fund and Allied Capital Corporation ("Allied") has been completed. As the transaction had not yet been completed at the time this registration statement was filed, numerous sections throughout the Fund's prospectus describe the merger as pending. Please revise each of these sections throughout the registration statement to reflect the consummation of the merger transaction.

        The Fund has revised each of the sections throughout the Registration Statement that describe the merger transaction between the Fund and Allied (the "Allied Acquisition") as pending to reflect the consummation of the Allied Acquisition as requested.

2.
Please inform us whether the Fund's financial statements, reflecting a post-merger company, will be filed with the Commission (and incorporated into this registration statement) prior to the Fund's request for effectiveness of this registration statement and, if so, explain what form it will take (e.g., audited, consolidated—unaudited) and why you believe that the form is appropriate. If the Fund does not intend to update its financial statements to reflect the post-merger company, please inform us why you believe that this presentation is appropriate.

        On August 5, 2010, the Fund filed with the Commission its quarterly report on Form 10-Q for the quarter ended June 30, 2010 (the "Quarterly Report"). The Quarterly Report included an unaudited consolidated balance sheet as of June 30, 2010 that reflected the financial position of the post-merger company, which unaudited consolidated balance sheet has been included in the Registration Statement. Because the Allied Acquisition was completed on April 1, 2010, the Fund's consolidated statements of operations for the six months ended June 30, 2010 filed with the Commission and included in the Registration Statement reflect the post-merger operations of the combined company from April 1, 2010. The consolidated statements of operations for the three months ended June 30, 2010 reflect the operations of the combined company. Pursuant to Article 11 of Regulation S-X, the Fund is required to furnish unaudited pro forma financial information of the Fund and Allied in the form of unaudited pro forma condensed consolidated statements of operations for the latest fiscal year and interim period included in the Registration Statement. As a result, the Fund has provided the unaudited pro forma condensed consolidated statements of operations for the six months ended June 30, 2010 and the year ended December 31, 2009, which assume the Allied Acquisition was completed on January 1, 2010 and January 1, 2009, respectively.

United States Securities and Exchange Commission
September 3, 2010

        Pursuant to Rule 3-05 of Regulation S-X, the Fund has also furnished the historical financial statements of Allied in the form of (1) audited consolidated balance sheets as of December 31, 2008 and December 31, 2009 and an unaudited consolidated balance sheet as of March 31, 2010; (2) audited consolidated statements of operations for the years ended December 31, 2007, December 31, 2008 and December 31, 2009 and unaudited consolidated statements of operations for the three months ended March 31, 2009 and March 31, 2010; (3) audited consolidated statements of changes in net assets for the years ended December 31, 2007, December 31, 2008 and December 31, 2009 and unaudited consolidated statements of changes in net assets for the three months ended March 31, 2009 and March 31, 2010 and (4) audited consolidated statements of cash flows for the years ended December 31, 2007, December 31, 2008 and December 31, 2009 and unaudited consolidated statements of cash flows for the three months ended March 31, 2009 and March 31, 2010.

        The Fund believes that this presentation of the Fund's stand-alone financial statements, Allied's stand-alone financial statements and the pro forma financial information of the Fund and Allied is appropriate because it complies with the Commission's rules and provides investors with information as to how the Allied Acquisition might have affected historical financial statements if the Allied Acquisition had been consummated at an earlier time and illustrates the scope of the change in the Fund's results of operations caused by the Allied Acquisition. The Fund has complied with the applicable rules of Regulation S-X with respect to the Allied Acquisition.

Prospectus Summary—Market Conditions (Page 7)

3.
The second sentence of the first paragraph states that the Fund will respond to capital constraints by, among other things, recycling lower yielding investments. Please explain in this section in plain English what the term "recycling" investments means.

        The Fund has revised this sentence by replacing "recycling" with "reinvesting the proceeds from" and adding "into higher yielding investments" to the end of the sentence such that the sentence reads as follows:

  "We have responded to constraints on raising new capital by pursuing other avenues of liquidity and growth, such as adjusting the pace of our investments, becoming more selective in evaluating investment opportunities, pursuing asset sales, developing our third-party asset management capabilities and/or reinvesting the proceeds from sales of lower yielding investments into higher yielding investments."

Fees and Expenses (Page 15)

4.
The second, third and fourth sentences of footnote (6) to the table appear to be superfluous to the Fee Table disclosure requirements, please consider removing this information from the footnote to the fee table. See Item 3.1 of Form N-2.

        The Fund has removed this information from footnote (6) to the fee table.

Legal Proceedings (Page 121)

5.
This section identifies a number of lawsuits that were filed in response to the Fund's merger agreement with Allied. This section indicates that some of these lawsuits have been settled (pending court approval) and that others remain pending. Please describe in this section any anticipated effects (if any) that these lawsuits may have on the Fund's post-merger operations as well as the merger itself. Also, please inform us whether all of the filing requirements of Section 33 of the Investment Company Act have been met. If not, please inform us as to when you expect that they will be met.

United States Securities and Exchange Commission
September 3, 2010

        The Fund has revised this section to delete the disclosure with respect to such lawsuits because they have all been settled and dismissed. Please see page 111 of the Registration Statement for the updated section. The Fund does not believe that any of these settlements or lawsuits will have a material effect on its operations.

        The Fund confirms that as of the date of this letter all documents related to the lawsuits referenced above that were required to be filed with the Commission pursuant to Section 33 of the Investment Company Act have been filed.

Board's Role in Risk Oversight (Page 141)

6.
This section describes the manner in which the Fund's board of directors administers its risk oversight function. Please explain in this section what effect this has on the board's leadership structure. See Item 18.5(a) of Form N-2.

        The Fund has inserted the following paragraph after the fourth paragraph in the Board Role in Risk Oversight section on page 136 of the Registration Statement:

  "We believe that the extent of our board's (and its committees') role in risk oversight complements our board's leadership structure because it allows our independent directors, through the two fully independent board committees, a lead independent director, executive sessions with the Chief Compliance Officer, auditor and independent valuation providers and otherwise, to exercise oversight of risk without any conflict that might discourage critical review."

GENERAL COMMENTS

7.
Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

        The Fund acknowledges that where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement.

8.
We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

        The Fund acknowledges that the Staff may have additional comments on the disclosures made in response to Staff comments, on information supplied in this letter or otherwise supplementally or on any exhibits added in pre-effective amendments.

9.
If you intend to omit certain information from the form of prospectus included with the registration statement that are declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendments.

        The Fund intends to omit information with respect to the following items from the form of prospectus included with the Registration Statement that is declared effective in reliance on 430C under the Securities Act: public offering price, underwriting syndicate (including any material relationships between the registrant and underwriters not named therein), underwriting discounts or commissions, discounts or commissions to dealers, amount of proceeds, conversion rates, call prices and other items dependent upon the offering price, delivery dates and terms of securities dependent upon the offering date. The Fund has furnished the undertaking required by Item 34.4 of Form N-2 and will file the form of prospectus with the Commission pursuant to Rule 497 of the Securities Act of 1933.

United States Securities and Exchange Commission
September 3, 2010

10.
Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

        The Fund has not submitted, and does not expect to submit, an exemptive application or no-action request in connection with the Registration Statement.

11.
Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

        The Fund notes that Amendment No. 1 to the Registration Statement filed on Form N-2 today and this letter dated September 3, 2010 set forth the Fund's responses to the Staff's comments.

12.
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        The Fund understands that:

          (a)   the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

          (b)   Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

          (c)   the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to discussing with you any additional questions you may have regarding the Registration Statement. Please do not hesitate to call me at (310) 284-4544. In addition, we would greatly appreciate any additional comments by facsimile to (310) 557-2193.

Very truly yours,

/s/ Monica J. Shilling
Monica J. Shilling

Enclosures

cc:
Michael J. Arougheti, Ares Capital Corporation
Joshua M. Bloomstein, Ares Capital Corporation